Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Corporation Announces Pricing of $700 Million of Senior Notes

Pittsburgh, PA (October 9, 2009) — NOVA Chemicals Corporation announced today that it has priced a private placement of $350 million of 8.375% senior notes due 2016 and $350 million of 8.625% senior notes due 2019. The 2016 notes and 2019 notes have an effective yield to maturity of 8.5% and 8.75%, respectively. The Company intends to use the net proceeds from the offering to repay outstanding debt under its current credit facilities. The balance of the proceeds will be used for general corporate purposes.

The notes are being made available in a private offering that is exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”), with closing expected to occur on October 16, 2009, subject to customary closing conditions.

The notes are being offered only to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security, nor will there be any sale of any security in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Wendy Lomicka – Director, Corporate Communications, NOVA Chemicals

Tel: 412.490.4292

E-mail: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward-Looking Information: This news release contains forward-looking information, including statements regarding the closing of the offering and the intended use of the proceeds from the offering. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.